Exhibit 99.1

ELBIT IMAGING UPDATES ITS PREVIOUS ANNOUNCEMENTS REGARDING THE TERMS FOR

THE SALE OF THE RADISSON HOTEL COMPLEX IN BUCHAREST, ROMANIA

Tel Aviv, Israel, November 8, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that, further to its announcement dated August 18, 2017 (regarding the conduct of negotiations for the sale of its entire indirect shareholding in the subsidiary company (“SPV”) owning the Radisson Hotel Complex in Bucharest, Romania (the “Asset”)) after the completion by the proposed purchaser (“Purchaser”) of its due diligence investigations, agreement has been reached with the Purchaser so that the estimated net proceeds to the Company deriving from the sale of its holding in the SPV is anticipated to be approximately Euro 80 million, of which a certain amount will be granted as an interest bearing Vendor Loan to the Purchaser.

In addition, the Company and the Purchaser agreed that the signing and execution of the Share Purchase Agreement between the parties shall take place not by later than November 23, 2017 and that the exclusivity period will be extended till that date. The Company anticipates that the closing and consummation of the transaction will take place during the course of the month of December 2017.

The consummation of the transaction is subject to the execution of definitive agreements, the fulfillment of certain conditions precedent to be specified in the definitive agreement, and the successful closing of the transaction. At this stage there can be no certainty that the definitive agreements will be signed on the terms indicated above, that the conditions precedent will be fulfilled in a timely manner, or that transaction will be successfully completed.

Any forward-looking statements in our releases (including our estimation as to the time line for signing a definitive agreement and the closing of the transaction (if at all)) include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, disputes with the purchaser, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com